UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2015

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 24, 2015, the Board of Directors of EXFO Inc., a Canadian corporation, authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market through the facilities of the TSX and NASDAQ Global Market. This report on Form 6-K sets forth the news release relating to EXFO share repurchase program disclosed on March 25, 2015. The press release indicates that the renewal of the normal course issuer bid will become effective on March 27, 2015 and end on March 26, 2016 or on an earlier date if EXFO repurchases the maximum number of shares permitted. EXFO shall repurchase up to 1,397,598 of its subordinate voting shares during this share repurchase program and EXFO is entitled to repurchase, on any trading day, up to 10% of the average daily trading volume of its subordinate voting shares over the last six completed calendar months on both exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: March 25, 2015

EXFO Renews Normal Course Issuer Bid

QUEBEC CITY, CANADA, March 25, 2015 —EXFO Inc. (NASDAQ: EXFO; TSX: EXF) announced today that its Board of Directors has authorized the renewal of its share repurchase program, by way of a normal course issuer bid (“NCIB”) on the open market, of up to 10% (1,397,598 subordinate voting shares) of the public float (13,975,983 subordinate voting shares as of March 20, 2015) as defined by the Toronto Stock Exchange (“TSX”).

EXFO had 22,221,590 subordinate voting shares outstanding on March 20, 2015. As of March 20, 2015, EXFO had repurchased in the course of the previous renewal of its NCIB a total of 450,956 shares, being 139,986 shares on the TSX at a weighted average amount of CA$ 4.35 and 310,970 shares on the NASDAQ at a weighted average amount of US$ 3.96 (of which were repurchased in the last 12 months: 78,056 shares on the TSX at a weighted average amount of CA$ 4.03 and 158,430 shares on the NASDAQ at a weighted average amount of US$ 3.60, for a total of 236,486 shares). The previous renewal of the NCIB had been effective since January 13, 2013 and expired on January 12, 2014.

The TSX has accepted a notice filed by EXFO of its intention to renew its NCIB. EXFO may use cash, short-term investments and future cash flows from operations to fund the repurchase of shares. Repurchases under the bid will be made on the open market, through the facilities of the TSX and NASDAQ Global Market, at the prevailing market price. The timing of such repurchases, if any, will depend on price, market conditions and applicable regulatory requirements.

The NCIB will become effective on March 27, 2015 and end on March 26, 2016 or on an earlier date if EXFO repurchases the maximum number of shares permitted. The average daily trading volume (ADTV) of EXFO’s subordinate voting shares was 17,331 on the TSX and 29,248 on the NASDAQ over the last six months preceding March 20, 2015. Accordingly, EXFO is entitled to repurchase up to 25% of the ADTV on any trading day (being 4,332 subordinate voting shares on the TSX and 7,312 subordinate voting shares on the NASDAQ) or pursuant to the applicable rules of the TSX. The program does not require the company to repurchase a minimum number of shares and it may be modified, suspended or terminated at any time without prior notice. All shares acquired by EXFO under the bid will be cancelled.

EXFO believes that the repurchase of some of its subordinate voting shares is an appropriate and desirable use of its available cash. Consequently, EXFO believes that the offer is made in the best interests of the company and its shareholders.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. EXFO’s intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. Key technologies supported include 3G, 4G/LTE, VoLTE, IMS, video, Ethernet/IP, SNMP, OTN, FTTx, xDSL and various optical technologies accounting for more than 38% of the global portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking information or statements (“forward-looking statements”). Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers’ acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com